SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer ID 33.042.730/0001-04

NIRE 35300396090

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

Companhia Siderúrgica Nacional ("Company" or "CSN") informs its shareholders and the market in general that, on this date, the Board of Directors approved, in compliance with the art. 30 and 31 of its Bylaws and respecting the legal provisions, the distribution to shareholders of interim dividends of the profits reserve account, in the amount of BRL 1,564,114,553.54 (one billion five hundred and sixty-four million one hundred and fourteen thousand five hundred and fifty-three reais and fifty-four cents), corresponding to the amount of BRL 1.179490003008100 per share of the share capital outstanding on this date.

The declared interim dividends will be paid to shareholders resident in Brazil on December 02, 2022, without monetary update, in their banking households, such as provided to the depositary institution, Banco Bradesco S/A. Shareholders enrolled in the depositary institution, Banco Bradesco S/A, on November 25, 2022, are entitled to receive dividends, and from November 28, 2022, the shares will be traded ex-dividends.

In addition, in continuance to the Notice to Shareholders published on May 16, 2022, the second and last installment of dividends, declared at the Company's Annual General Meeting held on 04/29/2022, in the amount of BRL 452,235,758.72, corresponding to BRL 0.340797152645188 per share, will be available to Shareholders residing in Brazil as on December 02, 2022, in their banking households, such as provided to the depositary institution, Banco Bradesco S/A. The amount to be paid will be calculated and credited based on the position of shareholders on April 29, 2022, in accordance with the Notice to Shareholders of May 16, 2022.

Additional clarifications:

1-	Shareholders who use the trust escrow will have their dividends credited according to the procedures adopted by the Stock Exchanges.

2-	Shareholders whose registration does not include the registration of the CPF/CNPJ number or the indication of the "Bank/Agency/Current Account" will have their dividends credited within 3 (three) business days of due adjustment of their registrations in the branches of Banco Bradesco S/A, by completing the "Investor Registration Form", which will be sent by the agency to the Department of Shares and Custody.

3-	Shareholder services locations: branches of Banco Bradesco S/A, specialized in the services of shareholders, during banking hours.

4-	Dividends not claimed within 3 (three) years from the beginning date of payment will be prescribed and reverted in favor of the Company (Law 6,404/76, art. 287, item II, item A).

São Paulo, November 21, 2022.

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 21, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.